Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Mountain Province acquires additional 340,000 Camphor shares and commences compulsory acquisition

    /NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE
    SERVICES/

    Shares Issued and Outstanding: 59,316,342
    TSX: MPV
    AMEX: MDM

    TORONTO and NEW YORK, April 17 /CNW/ - Mountain Province Diamonds Inc
(TSX: MPV, AMEX: MDM) (the "Company" or "Mountain Province") is pleased to announce that it has acquired an additional 340,291 common shares of Camphor
Ventures Inc. under its offer to acquire all of the Camphor common shares, options and warrants. Mountain Province has now acquired a total of 9,232,063
Camphor common shares under the offer, representing approximately 93% of the outstanding Camphor common shares not previously owned by Mountain Province.
As a result, the Company now owns an aggregate of 14,224,813 Camphor common shares, representing approximately 92.5% of the all the Camphor common shares on a fully diluted basis. Mountain Province intends to issue 0.41 of one (1)
Mountain Province common share in payment for each of the recently tendered
Camphor common shares on April 19, 2007.
    Mountain Province's offer has now expired. Since the offer was accepted by holders of more than 90% of the Camphor common shares, Mountain Province will commence the compulsory acquisition of the remaining Camphor common shares not already owned by Mountain Province at the same price of 0.41 of one
(1) Mountain Province common share for each Camphor common share.
    Also, all Camphor warrants were exercised prior to the expiration of the offer and, in addition, all Camphor options will be taken up and exchanged for
Mountain Province options on a 0.41 for one (1) basis following the completion of the compulsory acquisition.
    Located in Canada's Northwest Territories, Gahcho Ku is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at
1.35 carats per tonne (approximately 22.9 million carats). Gahcho Ku is currently in the permitting and advanced exploration stage of development. At full production, the Gahcho Ku diamond mine is expected to produce approximately 3 million carats a year over 15 years.

    Mountain Province Diamonds is a joint venture partner with De Beers
Canada Inc and Camphor Ventures. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent. On
February 23, 2007, Mountain Province mailed documents relating to a take-over bid for the balance of the outstanding shares, options and warrants of Camphor
Ventures. On April 4, 2007 Mountain Province took up and paid for those
Camphor Venture shares tendered into the take-over bid. Mountain Province also announced that it was extending its offer to the security-holders of Camphor
Ventures until April 16, 2007. At the completion of its take-over bid,
Mountain Province will control 49 percent of the Gahcho Ku Joint Venture. De
Beers is the operator of the project and can be called on by the joint venture partners to fund the project through to commercial production. If called on to fund a definitive feasibility study, De Beers has the right to increase its interest to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine's construction, De Beers will have the right to increase its interest to 60 percent following the commencement of commercial production.

    Qualified Person
    This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

    Forward-Looking Statements
    This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

    The Toronto Stock Exchange and the TSX Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

    %SEDAR: 00005311E          %CIK: 0001004530

    /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
    (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 12:45e 17-APR-07